15027650



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69292 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEG Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Madison Avenue, Suite 2410
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry H. Best (312) 948-5613
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

| One South Wacker Drive, Suite 800 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Barry H. Best, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEG Capital, LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

OFFICIAL SEAL
MARY B DEVEREUX
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/10/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AEG CAPITAL, LLC

## Contents

McGladrey

## Report of Independent Registered Public Accounting Firm

To the Managing Member
AEG Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of AEG Capital, LLC (the Company) as of June 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AEG Capital, LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

McGladrey LLP
Chicago, Illinois
August 26, 2015

## AEG CAPITAL, LLC
**Statement of Financial Condition**
**June 30, 2015**

**Assets**

| | |
|---|---|
| Cash | $ 22,685 |
| Funds on deposit at FINRA | 2,786 |
| Prepaid expenses | 502 |
| Total assets | $ 25,973 |

**Liabilities and Member's Equity**

| | |
|---|---|
| Liabilities: | |
| Accrued liabilities | $ 2,475 |
| | |
| Member's Equity: | |
| Total Member's Equity | 23,498 |
| Total liabilities and member's equity | $ 25,973 |

See notes to statement of financial condition

## AEG CAPITAL, LLC

**Notes to Statement of Financial Condition**

### 1. Nature of operations and summary of significant accounting policies

**Nature of Operations**

AEG Capital, LLC (the "Company") is a wholly owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Delaware in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA") and licensed by the Securities and Exchange Commission ("SEC"), effective May 2, 2014. The Company's primary line of business is advising corporations with respect to privately placing debt and equity securities with institutional investors. The Company also provides mergers & acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

**Government and Other Regulation**

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

**A Summary of the Company's Significant Accounting Policies Follows:**

**Basis of Accounting**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The Company maintains its financial records in United States dollars.

## AEG CAPITAL, LLC

**Notes to Statement of Financial Condition**

### 1. Nature of operations and summary of significant accounting policies (continued)

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

**Income Taxes**

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax returns of its sole member, AEG Partners LLC. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

There are no uncertain tax positions that impact the Company's financial statements for the period ended June 30, 2015. The Company is subject to examination by U.S. Federal and State tax authorities for the years 2013-2014.

**Going Concern**

The Company has relied on its parent, AEG Partners LLC for financial support since its inception and through its first fiscal year. Management anticipates that the Company will continue to rely on its parent for financial support into its second fiscal year which will enable the Company to continue as a going concern through June 30, 2016. See Note 2. Related-party transactions.

### 2. Related-party transactions

The Company and AEG Partners entered into an expense sharing agreement on August 29, 2013 (as amended, the "Management Services Agreement"). AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

AEG Partners provides the Company with capital contributions to pay direct expenses and maintain required net capital (AEG Partners made contributions of $123,976 in 2015). The Company settles the intercompany liability to AEG Partners through a noncash capital contribution.

# AEG CAPITAL, LLC

**Notes to Statement of Financial Condition**

### 3. Commitments and contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred; however, based on its experience, the Company expects the risk of loss to be remote.

### 4. Subsequent events

These financial statements were approved by management and available for issuance on August 26, 2015. All known subsequent events have been evaluated through this date.